

November 6, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of iShares Trust, under the Exchange Act of 1934:

- iShares iBonds 1-5 Year Corporate Ladder ETF

- iShares iBonds 1-5 Year High Yield and Income Ladder ETF

- iShares iBonds 1-5 Year TIPS Ladder ETF

- iShares iBonds 1-5 Year Treasury Ladder ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com